Exhibit 23.2

Board of Directors
American Lorain Corporation

Consent of Independent Registered Public Accounting Firm

We hereby consent to your disclosure of our audit report dated March 11, 2010 and review report dated May 12, 2010 on the consolidated financial statements of American Lorain Corporation as of and for the years ended December 31, 2009 and 2008, respectively, and as of and for the period ended March 31, 2010 and 2009, respectively, Post-effective Amendment No. 1 to form S-1 on Form S-3 of American Lorain Corporation.

For the purpose of the aforesaid Post-effective Amendment No. 1 to Form S-1 on Form S-3, we also consent to the reference of our firm as “Experts” under the ‘Experts’ caption, which, in so far as applicable to our firm means accounting experts.

/s/ Samuel H. Wong & Co., LLP
South San Francisco, California	Samuel H. Wong & Co., LLP
June 21, 2010	Certified Public Accountants